Exhibit 12.2

JPMorgan Chase & Co.

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2007	2006	2005	2004(b)	2003(b)

Excluding interest on deposits

Income from continuing operations before income taxes	$22,805	$19,886	$11,839	$5,856	$9,773
Fixed charges:
Interest expense	23,328	20,823	15,534	9,418	7,475
One-third of rents, net of income from subleases(a)	400	357	349	334	318
Total fixed charges	23,728	21,180	15,883	9,752	7,793
Less: Equity in undistributed income of affiliates/Add: Equity in undistributed loss of affiliates	(159)	(152)	6	149	(102)
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$46,374	$40,914	$27,728	$15,757	$17,464
Fixed charges, as above	$23,728	$21,180	$15,883	$9,752	$7,793
Preferred stock dividends (pretax)	—	6	18	68	74
Fixed charges including preferred stock dividends	$23,728	$21,186	$15,901	$9,820	$7,867
Ratio of earnings to fixed charges and preferred stock dividend requirements	1.95	1.93	1.74	1.60	2.22

Including interest on deposits

Fixed charges including preferred stock dividends, as above	$23,728	$21,186	$15,901	$9,820	$7,867
Add: Interest on deposits	21,653	17,042	9,986	4,515	3,526
Total fixed charges including preferred stock dividends and interest on deposits	$45,381	$38,228	$25,887	$14,335	$11,393
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$46,374	$40,914	$27,728	$15,757	$17,464
Add: Interest on deposits	21,653	17,042	9,986	4,515	3,526
Total Income from continuing operations before income taxes, fixed charges and interest on deposits	$68,027	$57,956	$37,714	$20,272	$20,990
Ratio of earnings to fixed charges and preferred stock dividend requirements	1.50	1.52	1.46	1.41	1.84

(a)	The proportion deemed representative of the interest factor.
(b)	2004 results include six months of the combined Firm’s results and six months of heritage JPMorgan Chase results. 2003 reflects the results of heritage JPMorgan Chase only.

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